UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020 (No. 3)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The press release attached hereto as Exhibit 99.1 entitled “Cellect Biotechnology’s ApoGraft to Empower Cellular Treatment of COVID-19 Related Pulmonary Diseases; Signs Development Agreement with International Consortium; Royalties Will Be Based on Commercialization of Future Products; Clinical Results in GvHD Studies May Be Beneficial in COVID-19 and CAR-T Cytokine Storm Manifestations” is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003and 333-232230) and on Form F-3 (Registration No. 333-219614).

Exhibit No.	Description

99.1	Cellect Biotechnology’s ApoGraft to Empower Cellular Treatment of COVID-19 Related Pulmonary Diseases; Signs Development Agreement with International Consortium; Royalties Will Be Based on Commercialization of Future Products; Clinical Results in GvHD Studies May Be Beneficial in COVID-19 and CAR-T Cytokine Storm Manifestations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2020	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer

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